UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 1-16463
PEABODY INVESTMENTS CORP.
EMPLOYEE RETIREMENT ACCOUNT

Full title of the plan
PEABODY ENERGY CORPORATION
701 Market Street, St. Louis, Missouri 63101-1826

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

Peabody Investments Corp.
Employee Retirement Account
Financial Statements and Supplemental Schedule
Years Ended December 31, 2008 and 2007
Exhibit 23 — Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Defined Contribution Administrative Committee
We have audited the accompanying statements of net assets available for benefits of Peabody Investments Corp. Employee Retirement Account as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
St. Louis, Missouri
June 26, 2009

Peabody Investments Corp.
Employee Retirement Account
Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
	(Dollars in thousands)
Assets:
Investments, at fair value:
Investments in mutual funds	$233,205	$320,383
Investment in common/collective trust	112,419	104,011
Investment in Peabody Energy Stock Fund	30,679	52,735
Investment in Patriot Coal Stock Fund	—	3,421
Participant notes receivable	14,985	15,596

Total investments	391,288	496,146

Receivables:
Employer contributions	18,201	4,622

Net assets, at fair value	409,489	500,768

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,470	(787)

Net assets available for benefits	$410,959	$499,981

See accompanying notes.

Peabody Investments Corp.
Employee Retirement Account
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2008	2007
	(Dollars in thousands)
Additions:
Interest and dividends	$16,284	$23,034
Net realized and unrealized appreciation of investments	—	32,014

Net investment income	16,284	55,048

Contributions:
Employee	33,889	34,248
Employer	45,241	21,798
Rollover	2,411	1,457

Total contributions	81,541	57,503

Total additions	97,825	112,551

Deductions:
Net realized and unrealized depreciation of investments	(158,300)	—
Withdrawals by participants	(28,455)	(33,377)
Administrative expenses	(92)	(129)
Asset transfers out	—	(92,940)

Total deductions	(186,847)	(126,446)

Net decrease in net assets available for benefits	(89,022)	(13,895)
Net assets available for benefits at beginning of year	499,981	513,876

Net assets available for benefits at end of year	$410,959	$499,981

See accompanying notes.

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
Years Ended December 31, 2008 and 2007
1. Description of the Plan
The following description of the Peabody Investments Corp. (the Company) Employee Retirement Account (the Plan) provides only general information. Participants should refer to the plan documents for a more complete description of the Plan’s provisions. The Company is a wholly-owned subsidiary of Peabody Energy Corporation (Peabody).
General
The Plan is a defined contribution plan and participation in the Plan is voluntary. All nonrepresented employees of the Company and certain of its participating subsidiaries and affiliated companies (the Employer) are eligible for participation on the date of their employment or at any time afterward. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
On October 12, 2007, Peabody’s Board of Directors approved a spin-off of portions of its formerly Eastern United States (U.S.) Mining operations business segment through a dividend of all outstanding shares of Patriot Coal Corporation (Patriot). Prior to the spin-off, Peabody received a private letter ruling from the Internal Revenue Service (IRS) on the tax-free nature of the transaction. Patriot stock was distributed to the Peabody stockholders at a ratio of one share of Patriot stock for every 10 shares of Peabody stock held on the record date of October 22, 2007. Likewise, all Plan participants holding Peabody stock in their accounts at the close of business on the record date received similar pro rata distributions. In conjunction with the spin-off, the net assets and related participant account balances of Patriot were transferred from the Plan totaling $92.9 million.
The Plan allows participants to invest in a selection of mutual funds, a common/collective trust and the Peabody Energy Stock Fund. All investments in the Plan are participant-directed.
Contributions
Each year participants may contribute on a pre-tax or after-tax basis any whole percentage from 1% to 60% of eligible compensation, as defined in the Plan. Participants may also rollover account balances from other qualified defined benefit or defined contribution plans.
For participants other than those performing services in the Colorado, Wyoming and New Mexico regions, the Employer makes matching contributions equal to 100% of the first 6% of eligible compensation.

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
Effective January 1, 2008, Plan participants of the Colorado, Wyoming and New Mexico regions were entitled to Employer matching contributions up to 8% of such participant’s eligible compensation, adjusted for the participant’s age and years of service. Additionally, certain Plan participants of the Colorado, Wyoming and New Mexico regions who have either completed 15 or more years of service, or attained age 45 and completed at least 5 years of service were entitled to Employer transition contributions equal to 9% of such participant’s eligible compensation. The Employer transition contributions began on January 1, 2008 and will end on or before December 31, 2012. Prior to January 1, 2008, Plan participants of the Colorado and Wyoming regions were entitled to Employer matching contributions equal to 50% of the first 6% of eligible compensation and Plan participants in the New Mexico region were entitled to Employer matching contributions equal to 100% of the first 4% of eligible compensation.
Effective June 1, 2008, certain Plan participants of the Peabody Investments Corp. Retirement Plan for Salaried Employees (Salaried Pension Plan) who are no longer credited with any additional years of service for benefit accrual purposes were entitled to Employer transition contributions equal to either 5% or 7% based on age and/or years of service as of December 31, 2000. The Employer transition contributions began on June 1, 2008 and will end on or before December 31, 2012.
Disabled Plan participants of the Colorado, Wyoming and New Mexico regions (effective January 1, 2008) and certain disabled Plan participants of the Salaried Pension Plan (effective June 1, 2008) who received benefits under the Company’s long-term disability plan as of December 31, 2007 and May 31, 2008, respectively, were entitled to Employer contributions equal to a percentage of each Plan participant’s final eligible pay, adjusted for age and years of service.
Participants direct the investment of employee and employer matching contributions into various investment options offered by the Plan. All contributions are subject to certain limitations as defined by the Plan and the IRS.
In the calendar year that a participant is age 50 or older and each year thereafter, certain participants are permitted to make catch-up contributions to the Plan. These participants are able to contribute amounts in excess of the maximum otherwise permitted by the Plan and the IRS, subject to certain limitations.
Peabody’s Board of Directors establishes desired minimum and maximum performance targets that require the Employer to pay a performance contribution between 0% and 4% of eligible compensation into the account of each active, eligible employee as of the end of the fiscal year, based upon Peabody’s financial performance. Effective January 1, 2008, employees performing services in the Colorado, New Mexico or Wyoming regions were eligible for the performance contribution. If the minimum performance targets set for a fiscal year are not met, the Board of Directors may authorize the Employer to contribute a discretionary amount to the Plan. If the maximum performance targets set for a fiscal year are exceeded, the Board of Directors, at its

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
discretion, may authorize the Employer to contribute additional incremental percentages of eligible compensation to the Plan.
At December 31, 2008, a $18.2 million receivable was recorded for a 6% performance contribution of eligible employees’ compensation related to the 2008 plan year. At December 31, 2007, a $4.6 million receivable was recorded for a 3% performance contribution of eligible employees’ compensation related to the 2007 plan year.
Vesting
Participants are vested immediately in their own contributions and the actual earnings thereon. Vesting of employer matching contributions occurs ratably based on years of continuous service (20% per year after one year of service with 100% vesting after five years) and automatically vests 100% upon death, normal retirement date or disability retirement date, as defined in the Plan. Employer transition contributions, performance contributions and discretionary contributions, if any, are immediately vested 100%.
Forfeited Accounts
Employer contributions are reduced by forfeitures of non-vested amounts. During the years ended December 31, 2008 and 2007, the Plan received forfeiture credits, net of holding gains or losses, of $0.3 million and $0.5 million, respectively. As of December 31, 2008 and 2007, the balance of forfeiture credits available for future use was $1.4 million and $1.2 million, respectively.
Participant Loans
Participants may borrow up to 50% of their vested account balance (excluding Employer transition, matching and performance contributions) subject to minimum and maximum amounts of $1,000 and $50,000, respectively, with the maximum amount reduced by the highest principal amount outstanding in the last 12 months, if applicable. Loans are secured by the balance in the participant’s account and bear interest based on the prime interest rate as published in The Wall Street Journal on the first business day of the month in which the loan was made, plus an additional 1%. Principal and interest are paid ratably through payroll deductions. A maximum of two loans may be outstanding at any time.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Employer’s contributions and plan earnings. The benefit to which a participant is entitled is the vested balance of the participant’s account.

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
Payment of Benefits
Participants are eligible for distribution of their vested account balance upon termination of employment. Participants are eligible for distribution of their entire account balance upon death, disability, or termination of employment after normal retirement date. Participants may elect to receive their distribution as either a lump sum payment or as installments in certain circumstances, as defined in the Plan. Participants may also elect to transfer their account balance into an individual retirement account or another qualified plan.
Participants who have attained the age of 59 1/2 have the right to receive a partial or full distribution of their vested account balance. Withdrawals in cases of hardship and other withdrawals are also permitted, as defined in the Plan.
Plan Termination
The Plan is voluntary on the part of the Employer. The Employer may terminate the Plan in whole or in part subject to the provisions of ERISA. Upon termination or complete discontinuance of all contributions to the Plan, participants’ accounts become fully vested. Currently, the Employer has no intention to terminate the Plan.
Administrative Expenses
All significant administrative expenses of the Plan, including recordkeeping and trustee fees, are paid by the Employer. Participants are required to pay for certain miscellaneous transaction fees.
2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan are prepared using the accrual method of accounting.
Newly Adopted Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 157, “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under accounting pronouncements that require or permit fair value measurements, but the standard does not require any new fair value measurements. In February 2008, the FASB amended SFAS No. 157 to exclude leasing transactions and to delay the effective date by one year for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 (January 1, 2008 for the Plan ) and

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
did not have a material impact on the financial statements of the Plan. In October 2008, the FASB issued FSP 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (FSP 157-3), which clarified the application of SFAS No. 157 in an inactive market and demonstrated how the fair value of a financial asset is determined when the market for that financial asset is inactive. FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The adoption of FSP 157-3 did not impact the Plan Sponsor’s determination of fair value for financial assets. See Note 3 for further information and related disclosures regarding the Plan’s valuation methodologies under SFAS No. 157.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Valuation of Investments
SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan Sponsor adopted SFAS No. 157 effective January 1, 2008. Although the adoption of SFAS No. 157 did not materially impact the Plan’s financial statements, additional disclosures related to fair value measurements are now required. See Note 3 for additional information.
Fully Benefit-Responsive Investment Contracts
The Vanguard Retirement Savings Trust invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value (see Note 3); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
Securities Transactions
Purchases and sales of securities are recorded on a trade-date basis. Realized gains (losses) are computed based on the average cost of securities sold. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
Payment of Benefits
Benefit distributions are recorded when paid.
3. Fair Value Measurements
As discussed in Note 2, the Plan Sponsor adopted SFAS No. 157 effective January 1, 2008. SFAS No. 157 establishes a three-level fair value hierarchy that categorizes assets and liabilities measured at fair value based on the observability of the inputs utilized in the valuation. These levels include:
Level 1 — inputs are quoted prices in active markets for the identical assets or liabilities;
Level 2 — inputs other than quoted prices included in Level 1 that are directly or indirectly observable through market-corroborated inputs; and
Level 3 — inputs are unobservable, or observable but cannot be market-corroborated, requiring the Plan Sponsor to make assumptions about pricing by market participants.
A financial instrument’s level within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation methodologies used for investments measured at fair value, including the general classification of such investments pursuant to the valuation hierarchy.
Mutual Funds
Shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV for these investments is a quoted price in an active market and is classified within Level 1 of the valuation hierarchy.
Common/Collective Trust
Units in the common/collective trust are valued at NAV at year-end. These investments are classified within Level 2 of the valuation hierarchy as the NAV for these investments is a derived price in an active market.
Peabody Energy Stock Fund
The Peabody Energy Stock Fund is valued at its unit closing price (comprised of market price plus uninvested cash position, if any) reported on the active market on which the security is traded and is classified within Level 1 of the valuation hierarchy.

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
Participant Notes Receivable
Participant loans are valued at cost, which approximates market value, and are classified within Level 3 of the valuation hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table presents the financial instruments carried at fair value as of December 31, 2008 by caption on the statement of net assets available for benefits and by SFAS No. 157 valuation hierarchy.

		December 31, 2008
	Level 1	Level 2	Level 3	Total
		(Dollars in thousands)
Mutual funds	$233,205	$—	$—	$233,205
Common/collective trust	—	112,419	—	112,419
Peabody Energy Stock Fund	30,679	—	—	30,679
Participant notes receivable	—	—	14,985	14,985

Total assets at fair value	$263,884	$112,419	$14,985	$391,288

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2008.

Year Ended
December 31, 2008
Participant
notes receivable
(Dollars in thousands)
Beginning of year	$15,596
Purchases, sales, issuances and settlements, net	(611)

End of year	$14,985

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
4. Investments
The following table represents the appreciation (depreciation) in fair value, as determined by quoted market prices, of the Plan’s investments, including those purchased, sold or held during the year.

	Years Ended December 31,
	2008	2007
	(Dollars in thousands)
Mutual funds	$(116,847)	$5,697
Peabody Energy Stock Fund	(40,373)	24,815
Patriot Coal Stock Fund	(1,080)	1,502

	$(158,300)	$32,014

Investments representing 5% or more of the fair value of the Plan’s net assets were as follows:

	December 31,
	2008		2007
	(Dollars in thousands)
Mutual funds:
Vanguard 500 Index Fund	$43,321		$70,476
Vanguard PRIMECAP Fund	28,683		42,195
Vanguard International Growth Fund	13,572	*	26,213
Common/collective trust:
Vanguard Retirement Savings Trust	112,419		104,011
Peabody Energy Stock Fund	30,679		52,735

*	As of December 31, 2008, this investment did not represent 5% or more of the fair value of the Plan’s net assets

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
5. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2008	2007
	(Dollars in thousands)
Net assets available for benefits per the financial statements	$410,959	$499,981

Adjustment from contract value to fair value for fully benefit-responsive contracts	(1,470)	787

Net assets available for benefits per the Form 5500	$409,489	$500,768

6. Related Party Transactions
The Plan invests in shares of mutual funds and units in a common/collective trust managed by an affiliate of its trustee, Vanguard Fiduciary Trust Company, a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Internal Revenue Code of 1986 (the Code), as amended. The Plan also invests in Peabody and Patriot stocks, through the Peabody Energy Stock Fund and the Patriot Coal Stock Fund, respectively, which are permitted parties-in-interest transactions. Effective December 31, 2008, the Plan no longer invests in Patriot Stock through the Patriot Coal Stock Fund.
7. Income Tax Status
The Plan received a determination letter from the IRS dated February 9, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust was exempt from taxation. Once qualified, the Plan was required to operate in conformity with the Code to maintain its qualification. The Plan was amended and restated subsequent to the IRS determination letter. The Plan’s administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
8. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule
Peabody Investments Corp.
Employee Retirement Account
Employer ID #20-0480084
Plan #003
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

				(e) Current
(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost (1)	Value
*	Vanguard 500 Index Fund	521,372 shares of mutual fund		$43,320,759
*	Vanguard PRIMECAP Fund	643,994 shares of mutual fund		28,683,474
*	Vanguard Total Bond Market Index Fund	1,655,882 shares of mutual fund		16,856,881
*	Vanguard International Growth Fund	1,112,479 shares of mutual fund		13,572,238
*	Vanguard Explorer Fund	209,051 shares of mutual fund		8,807,309
*	Vanguard Windsor II Fund	421,792 shares of mutual fund		8,060,443
*	Sound Shore Fund	302,385 shares of mutual fund		6,882,276
*	Vanguard Long-Term Treasury Fund	442,900 shares of mutual fund		5,926,002
*	T. Rowe Price Mid-Cap Growth Fund	120,755 shares of mutual fund		3,945,073
*	Vanguard Long-Term Bond Index Fund	323,486 shares of mutual fund		3,878,599
*	Vanguard Extended Market Index Fund	149,424 shares of mutual fund		3,587,676
*	Harbor Capital Appreciation Fund	139,989 shares of mutual fund		3,261,748
*	Vanguard Total Stock Market Index Fund	133,239 shares of mutual fund		2,904,621
*	Vanguard REIT Index Fund	205,609 shares of mutual fund		2,494,041
*	Vanguard Emerging Markets Stock Index Fund	142,974 shares of mutual fund		2,130,306
*	Vanguard GNMA Fund	183,079 shares of mutual fund		1,936,977
*	Vanguard Developed Markets Index Fund	235,451 shares of mutual fund		1,770,593
*	Vanguard International Value Fund	71,500 shares of mutual fund		1,675,245
*	Vanguard High-Yield Corporate Fund	376,308 shares of mutual fund		1,606,836
*	Vanguard Small-Cap Index Fund	69,066 shares of mutual fund		1,408,950
*	T. Rowe Price Small-Cap Stock Fund	56,629 shares of mutual fund		1,105,389
*	Baron Asset Fund	30,602 shares of mutual fund		1,090,335
*	MSIFT U.S. Small Cap Value Portfolio	60,227 shares of mutual fund		956,410
*	Lazard U.S. Small Cap Equity Value	88,269 shares of mutual fund		669,963
*	Vanguard Target Retirement Income Fund	85,420 shares of mutual fund		813,199
*	Vanguard Target Retirement 2005 Fund	133,343 shares of mutual fund		1,292,092
*	Vanguard Target Retirement 2010 Fund	484,203 shares of mutual fund		8,526,820
*	Vanguard Target Retirement 2015 Fund	1,310,846 shares of mutual fund		12,518,578

Supplemental Schedule
Peabody Investments Corp.
Employee Retirement Account
Employer ID #20-0480084
Plan #003
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2008

				(e) Current
(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost (1)	Value
*	Vanguard Target Retirement 2020 Fund	972,557 shares of mutual fund		16,115,269
*	Vanguard Target Retirement 2025 Fund	1,123,966 shares of mutual fund		10,419,160
*	Vanguard Target Retirement 2030 Fund	403,327 shares of mutual fund		6,267,699
*	Vanguard Target Retirement 2035 Fund	392,199 shares of mutual fund		3,627,840
*	Vanguard Target Retirement 2040 Fund	193,993 shares of mutual fund		2,935,116
*	Vanguard Target Retirement 2045 Fund	267,372 shares of mutual fund		2,558,753
*	Vanguard Target Retirement 2050 Fund	105,318 shares of mutual fund		1,598,720
*	Vanguard Retirement Savings Trust	113,888,494 units of common/collective trust		112,418,814
*	Peabody Energy Stock Fund	804,370 units of stock fund		30,678,669
*	Various participants	Participant notes receivable, interest rates from 5% to 9.5%, maturities through December 3, 2018		14,985,132

				$391,288,005

*	Denotes party-in-interest

(1)	Cost is not presented as all investments are participant directed investments

SIGNATURE
Peabody Investments Corp. Employee Retirement Account. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Peabody Investments Corp. Employee Retirement Account

Date: June 26, 2009	By:	/s/ SHARON D. FIEHLER
Sharon D. Fiehler
Peabody Energy Corporation
Executive Vice President and
Chief Administrative Officer

EXHIBIT INDEX
The exhibit below is numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit
No.	Description of Exhibit

23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.